    As filed with the Securities and Exchange Commission on December 2, 1999
                                            Registration No. 333-____________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              --------------------

                                  CYGNUS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                            94-2978092
--------------------------------------------------------------------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

                               400 PENOBSCOT DRIVE
                       REDWOOD CITY, CALIFORNIA 94063-4719
                                 (650) 369-4300
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN C. HODGMAN
                  PRESIDENT, CHIEF EXECUTIVE OFFICER & CHAIRMAN
                                  CYGNUS, INC.
            400 PENOBSCOT DRIVE, REDWOOD CITY, CALIFORNIA 94063-4719
                                (650) 369-4300
--------------------------------------------------------------------------------
     (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                   Copies to:

                                 BLAIR W. WHITE
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                             San Francisco, CA 94120

              Approximate date of commencement of proposed sale to
                 the public: From time to time this Registration
                          Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/ __________

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
      Title of Each                                       Proposed                 Proposed
   Class of Securities           Amount To            Maximum Offering         Maximum Aggregate             Amount of
    To Be Registered          Be Registered(1)       Price Per Share(2)        Offering Price(2)         Registration Fee
--------------------------   -------------------   -----------------------  ------------------------  ------------------------
Common  Stock,  $.001 par      391,868 shares             $9.4375                 $3,698,254                  $976.34
value(3)
------------------------------------------------------------------------------------------------------------------------------

(1) Includes (i) up to 252,818 shares of common stock to be issued upon conversion of Cygnus' 8.5% Convertible Debentures due 2004 (the "Debentures"), (ii) up to 139,050 shares of common stock to be issued upon exercise of Common Stock Purchase Warrants issued in connection with the Debentures (the "Debenture Warrants"), and (iii) an indeterminate number of additional shares of common stock as may from time to time become issuable upon conversion of the Debentures and Debenture Warrants by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on November 26, 1999.

(3) Associated with the Common Stock are Series A Participating Preferred Stock Purchase Rights that will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, dated December 2, 1999

PROSPECTUS

                              ---------------------

                                 391,868 Shares

                                  CYGNUS, INC.

                                  Common Stock
                              ---------------------




         These shares may be offered and sold at various times by the stockholders identified in this prospectus. The offering is not being underwritten. These shares were issued in connection with a Convertible Debenture and Warrant Purchase Agreement.

         The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

         The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is traded on the Nasdaq National Market under the symbol "CYGN."

                              ---------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              ---------------------








                The date of this prospectus is December __, 1999

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

         YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. ALL REFERENCES TO "WE," "US," "OUR," "CYGNUS" OR THE "COMPANY" IN THIS PROSPECTUS MEAN CYGNUS, INC.



                           FORWARD-LOOKING STATEMENTS

         Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "predicts" "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

         You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                                   THE COMPANY

         We are engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. Our current efforts are primarily focused on two core areas: a frequent, automatic and non-invasive glucose monitoring device (the GlucoWatch-Registered Trademark- monitor) and transdermal drug delivery systems.

         Cygnus was incorporated in California in 1985 and was merged into a Delaware corporation in September 1995. Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063, and our telephone number at that address is (650) 369-4300.

         THE GLUCOWATCH-Registered Trademark- SYSTEM.

         Our GlucoWatch-Registered Trademark- monitor represents a potential advance in diabetes care technology as compared to the currently prevailing "finger stick" blood monitoring method. The GlucoWatch-Registered Trademark-monitor is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1997 (Boston Biomedical Consultants, Inc.). It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the United States alone, more than ten million people have been diagnosed, with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies.

         Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, we believe most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stick method, we believe that there is a significant unmet demand for an automatic and continuous glucose-monitoring device.

         To address this unmet demand, we are developing the GlucoWatch-Registered Trademark- monitor, which is expected to reduce or eliminate significant drawbacks of the finger stick testing technique. The device, which is worn like a wristwatch, is designed to automatically and non-invasively extract and measure glucose levels through intact skin up to three times per hour. The extracted glucose is collected in a consumable component called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch-Registered Trademark- monitor potentially offers a combination of features, such as:

         -    an electronic memory to store and display glucose levels;

         - the ability to download stored information to personal computers to analyze glucose data and trends;

         -    alerts indicating hypo- and hyperglycemic conditions; and

         -    event markers which record factors that affect glucose levels.

         The GlucoWatch-Registered Trademark- monitor can be worn during the day and night. We believe the GlucoWatch-Registered Trademark- monitor will provide the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition. We believe this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

         In developing the GlucoWatch-Registered Trademark- monitor, Cygnus has sought to design a device that would offer the above features and be safe and effective for home use by patients with diabetes. In December 1998, we completed extensive development clinical studies using a version of the GlucoWatch-Registered Trademark- monitor designed for commercial sale. These studies were conducted by independent clinical investigators across the U.S. on people with diabetes. The results of these studies demonstrated that the GlucoWatch-Registered Trademark- monitor is able to measure glucose levels with accuracy and precision. The results of the most controlled testing portion of the development clinical studies exceeded Cygnus' internal performance accuracy target values. The protocols for the development clinical studies were designed to be the same as the protocols used in our registration clinical studies.

         On January 25, 1999 the Company submitted the first module of the Pre-Market Approval Application ("PMA") to the FDA. This submission included a variety of information, including manufacturing documentation. We submitted the second module of the PMA in June 1999, which included analysis of a series of clinical studies totaling more than 600 people that were completed in December 1998, as well as at least two additional studies. The FDA notified Cygnus that the PMA for the GlucoWatch-Registered Trademark- monitor has been deemed suitable for filing. The FDA also granted an expedited review status to the GlucoWatch-Registered Trademark- monitor and stated that the GlucoWatch-Registered Trademark- monitor will be reviewed by the Clinical Chemistry and Toxicology Devices Panel on December 6, 1999. Although we believe the clinical results to date are encouraging, no assurance can be given that data generated in the clinical studies to date will provide a sufficient basis for the approval of the GlucoWatch-Registered Trademark-monitor by the FDA.

         In 1996, we entered into collaboration agreements with Becton Dickinson & Company and Yamanouchi Pharmaceutical Co., Ltd. for the commercialization of the GlucoWatch-Registered Trademark- monitor. Under the Yamanouchi agreement, Cygnus granted Yamanouchi the marketing and distribution rights of the GlucoWatch-Registered Trademark- monitor in Japan and Korea. Cygnus is eligible to receive up-front and milestone payments prior to commercialization and to receive a percentage of the product's future commercial success. Under the Becton Dickinson agreement, we granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. On March 31, 1998, we announced the termination of our agreement with Becton Dickinson. Consequently, we will not receive any future milestone payments under the Becton Dickinson agreement and will not be obligated to share future revenue, if any, associated with commercialization of the GlucoWatch-Registered Trademark- monitor in the Becton Dickinson territories. We are currently in discussions with a short list of companies to establish an alliance for the commercialization of the GlucoWatch-Registered Trademark- monitor to provide for distribution, sales, marketing, and customer service support in North America and Europe. There can be no assurance that we will be able to enter into new collaborative arrangements.

         In 1998, Cygnus entered into long term agreements with E.I. du Pont de Nemours & Company ("DuPont") for the development and supply of thick film materials for Cygnus' GlucoWatch-Registered Trademark- monitor. A key component of the GlucoWatch-Registered Trademark- monitor is the sensor, which we developed with DuPont's materials. The agreements call for continued cooperation for future sensor technology developments and continued supply of materials.

         In September 1998, Cygnus was awarded a Phase I Small Business Innovative Research Grant for "High Performance Biosensor Electrode Materials" from the National Institute of Diabetes and Digestive and Kidney Diseases division of the NIH. We plan to use funding to investigate advancements in biosensor materials used for glucose detection and measurement, potentially to include in future versions of the GlucoWatch-Registered Trademark- monitor.

         OUR DRUG DELIVERY SYSTEMS

         Drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin or mucosa. Our transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, such systems can avoid the "peak and valley" effect of traditional oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage.

         Our drug delivery business is focused on contraception, hormone replacement therapy and smoking cessation. We have received FDA approval for three products, one of which is currently marketed, the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch, and one of which, the FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains,
NJ) system, an estrogen replacement patch, is no longer being marketed. The third product, a seven-day hormone replacement patch, was cleared for marketing by the FDA in September 1999. The Company has strategic collaborations for its transdermal products with Ortho-McNeil Pharmaceutical, Inc. ("Ortho"), a Johnson & Johnson company (contraception), and Pharmacia & Upjohn ("Pharmacia") (smoking cessation).

         The FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains, NJ) system, commercially launched in 1997, is a low-dose, 7-day estrogen replacement transdermal patch for the treatment of menopausal symptoms. Sanofi S.A. ("Sanofi"), our worldwide licensee, had sublicensed U.S. marketing rights to Warner-Lambert. In November 1998, Warner-Lambert terminated its agreement with Sanofi, which also terminated the Supply Agreement between Warner-Lambert and Cygnus. Consequently, the product is no longer being marketed.

         In July 1998, we were notified by AHP, the licensee for two of our transdermal hormone replacement products, that AHP wanted to discuss the status of its agreements with Cygnus and that it intended to exercise its right under the agreements to seek a sublicensee for the products. AHP and Cygnus negotiated an amendment to the agreements in November 1998 that provided Cygnus immediate ownership of the regulatory filing packages for the two products and the right to co-promote the two products as well. The amendment also provided that if AHP was unable to sign an agreement with a sublicensee or opted not to reacquire its rights within six months, the rights to the two products would revert to Cygnus; however, AHP would still be obligated to continue development activities for the two products for an additional six months. In June 1999, AHP notified us that a sublicense agreement was not signed and that AHP would not be exercising its option to reacquire rights, but that they would support development activities until mid-November 1999. Effective as of November 17, 1999, AHP is no longer a partner with respect to these two products.

         On November 18, 1999, we announced the signing of a binding agreement to sell most of the assets of our drug delivery business to Ortho-McNeil Pharmaceutical, Inc, a Johnson & Johnson company ("Ortho-McNeil"). Ortho-McNeil will pay up to $75 million in cash, contingent on the achievement of certain milestones. Under terms of the agreement, Cygnus will receive $20 million in cash at closing. The remaining contingent payments relate to the achievement of certain technical, regulatory and commercialization milestones for the contraceptive patch Cygnus is developing with the R.W. Johnson Pharmaceutical Research Institute, a Johnson & Johnson company.

         We will sell the assets of the drug delivery business to Ortho-McNeil except those relating to a nicotine patch under development and one other early stage project. Cygnus products that are being acquired include the FemPatch-Registered Trademark- system, the Nicotrol-Registered Trademark- system, the 7-day estrogen patch, an estrogen/progestin combination product, and the contraceptive patch. The proposed sale is subject to a number of customary conditions, including approval of the transaction under the Hart-Scott-Rodino Act.

         OUR PORTFOLIO OF PRODUCTS

         The data in the following table summarize our current product portfolio, the potential indications, development status and licensees of marketing and distribution rights. The data in the table are qualified by reference to the more detailed descriptions set forth in our Annual Report on Form 10-K for the year ended December 31, 1998. Development of the various products listed is being funded by the designated licensee or distributor, Cygnus, or both. Cygnus has additional products in early development, which are not listed below, and is conducting a number of new product feasibility studies.

                                               OUR PRODUCT PORTFOLIO

PRODUCT                               INDICATIONS                  STATUS (1)               STRATEGIC PARTNER
DIAGNOSTIC SYSTEMS:

FREQUENT, AUTOMATIC GLUCOSE
MONITORING:
        GlucoWatch-Registered           Diabetes                 Filed with FDA             Cygnus; Yamanouchi
        Trademark- Monitor

DRUG DELIVERY SYSTEMS(2):

SMOKING CESSATION:

        Nicotrol-Registered        Smoking cessation          Commercialized in North    Pharmacia & Upjohn, Inc.;
        Trademark- Patch                                       America and certain        Johnson & Johnson (3)
                                                              European countries(2)

        Nicotine Patch             Smoking cessation              Pre-clinical                 Undisclosed

HORMONE REPLACEMENT:

        Low-Dose Estrogen         Menopausal symptoms          No longer marketed(2)
        7-Day:  FemPatch
        -Registered Trademark-
        System

        Estrogen 7-Day            Menopausal symptoms          Approved by FDA and
                                                             European Dossier under
                                                                    review(2)

        Estrogen/Progestin:       Menopausal symptoms         Phase 3 clinicals(2)
        Combination 3.5-Day

CONTRACEPTION:

        Combination 7-Day            Contraception            Phase 3 clinicals(2)        Johnson & Johnson (4)
        Estrogen/Progestin:

OTHER PRODUCTS:

Clonazepam                           Anti-epileptic            Grant expired as of
                                                                   9/29/99 (2) (5)

Mucosal Disk                       Breath freshening         Marketing Authorization           Undisclosed
                                                                    Filed (2)

Mucosal Disk                          Sore throat            Marketing Authorization           Undisclosed
                                                                    Filed (2)

(1) Cygnus' drug delivery products are generally developed in the following stages: development, prototype, pre-clinical studies in preparation to file an Investigational New Drug Application ("IND"), clinical trials, and regulatory submission.
(2) Cygnus has entered an agreement to sell its drug delivery systems to Ortho-McNeil Pharmaceutical, Inc, a Johnson & Johnson company. Please see "Our Drug Delivery Systems" above.
(3) Pharmacia has worldwide rights and has sublicensed rights in North America to Johnson & Johnson.
(4) Cygnus' agreement with Johnson & Johnson grants Johnson & Johnson exclusive rights to the estrogen/progestin combination 7-day contraception product.
(5)    Product funding, through an NIH grant, expired on September 29, 1999.

                                  RISK FACTORS

IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

         WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES.

         We have a limited operating history to evaluate our prospects. You should consider our prospects in light of the substantial risks, expenses and difficulties encountered by companies entering into the medical device and drug delivery industry. We reported a net loss of $4.1 million for the quarter ended September 30, 1999 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch-Registered Trademark- monitor. We cannot assure you that we will generate significant revenues or achieve profitability. We have, and expect to continue to have, fluctuations in quarterly results based on varying contract revenues and expenses associated with our contracts and collaborative projects. Some of these fluctuations could be significant. To date, we have generated limited revenues from product sales. We do not have significant experience in manufacturing, marketing or selling our products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from:

         - product development and licensing fees related to our products under development, and

         - manufacturing and royalty revenues from the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch and the FemPatch-Registered Trademark- system.

         In the future, we will no longer receive manufacturing revenue from the Nicotrol-Registered Trademark- patch or the FemPatch-Registered Trademark- system. If the sale of our drug delivery business is consummated, we will no longer receive royalty payments for the Nicotrol-Registered Trademark- patch. If we obtain regulatory approvals, we expect that a substantial portion of our future revenues will be derived from sales of the GlucoWatch-Registered Trademark- monitor and other products currently under development.

         WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

         In order to continue to develop our products, we will require substantial resources to conduct research and conduct preclinical development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements.

         Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with corporate partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves.

         We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings such as potential product funding collaborations or financings, and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments and capital expenditure requirements at least through the next 12 months. The amounts and timing of future expenditures will depend on:

         -    progress of ongoing research and development;

         -    results of preclinical testing and clinical trials;

         -    rates at which operating losses are incurred;

         - executing any development and licensing agreements with corporate partners;

         -    developing our products;

         - manufacturing scale-up for the GlucoWatch-Registered Trademark-monitor;

         -    the FDA regulatory process; and

         -    other factors, many of which are beyond our control.

         WE DEPEND ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS.

         Our strategy to develop, clinically test, obtain regulatory approval, manufacture and commercialize our products depends, in large part, upon our ability to selectively enter into and maintain collaborative arrangements with licensees and distributors. If we commercialize our GlucoWatch-Registered Trademark- monitor, we will depend upon Yamanouchi Pharmaceutical Co., Ltd. to market and distribute the GlucoWatch-Registered Trademark- monitor in Japan and Korea. We do not have any marketing or distribution agreements for the GlucoWatch-Registered Trademark- monitor other than the Yamanouchi collaboration. However, we are currently involved in discussions with a short list of companies about collaborating to market and distribute the GlucoWatch-Registered Trademark- monitor in the U.S., Europe and elsewhere outside Japan and Korea.

         Our licensees and distributors generally have the right to terminate product development, for any reason without significant penalty, at any time before we are granted regulatory approval. These cancelations may cause us to delay, suspend or abandon our clinical testing, regulatory filings and product development and commercialization efforts. Licensees have exercised this right in the past and we cannot assure you that current and future licensees or distributors will not exercise this right in the future. All payments to us under our licensing and distribution agreements depend on future events or sales levels, and the licensee or distributor may terminate these agreements. As a result, we cannot assure you when or if we will receive any particular payment. In the past, some of our licensees, distributors and collaborators have asked us to modify the terms of existing agreements. If a licensee or distributor stopped funding one of our products, we would either fund development efforts ourselves, enter into an agreement with an alternative licensee or distributor, or suspend further development work on the product. We cannot assure you that we would be able to negotiate an acceptable agreement with an alternative licensee or distributor.

         Additionally, we may choose to self-fund certain research and development projects in order to exploit our technologies. If these activities result in a commercial product, they will help our long-term operating results. However, any increase in self-sponsored research and development or sales and marketing activities will negatively affect our short-term operating results. Furthermore, we cannot control the resources and attention a licensee or distributor devotes to a product. As a result, we may experience delays in clinical testing, regulatory filings and commercialization efforts conducted by our licensees or distributors. We cannot assure you that our licensees or distributors will not, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products that is the subject of its license or distributor agreement with us. Furthermore, any dispute between us and one of our licensees or distributors might require us to initiate or defend against expensive litigation or arbitration proceedings. If one of our licensees or distributors terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or significantly disputes or breaches a contractual commitment, then we would likely be required to seek an alternative licensee or distributor. We cannot assure you that we would be able to reach agreement with a replacement licensee or distributor. If we were unable to find a replacement licensee or distributor, we might not be able to perform or fund the activities of the current licensee or distributor. Even if we were able to perform and fund these activities, our capital requirements would increase substantially. In addition, the further development and the clinical testing, regulatory approval process, marketing, distribution and sale of the product covered by such licensee or distributor would be significantly delayed. (See "Risk Factors - we have limited marketing and sales experience.")

         For us to be competitive, we will need to develop, license or acquire new diagnostic and drug delivery products. Furthermore, our ability to develop and commercialize products in the future will depend, in part, on our ability to enter into collaborative arrangements with additional licensees on favorable terms. We cannot assure you that we will be able to enter into new collaborative arrangements on favorable terms, if at all, or that existing or future collaborative arrangements will succeed.

         WE DEPEND ON LICENSED PATENT APPLICATIONS AND PROPRIETARY TECHNOLOGY.

         Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and abroad. Since patent applications in the U.S. are secret until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, we cannot be certain that we were the first to file our patent applications or that we will not infringe upon third party patents. We cannot assure you that any patents will be issued with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors.

         We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our licensees, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could materially adversely affect us.

         WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.

         As of September 30, 1999, we had indebtedness of $51.6 million. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to the our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, to sell all or a portion of our assets, or to sell equity securities. There is no assurance that we could successfully refinance, sell our assets or sell equity securities, or, if we could, we cannot give any assurance as to the amount of proceeds we could realize.

         In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock. Although we do not currently conduct operations through subsidiaries, we may elect to do so as products become commercialized. In such event, our cash flow and our ability to service debt would partially depend upon the earnings of our subsidiaries and the distribution, loaning or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries would be subject to statutory or contractual restrictions, would depend upon the earnings of those subsidiaries and would be subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization would be effectively subordinated to the claims of our subsidiaries' creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any senior indebtedness.

         WE HAVE LIMITED MARKETING AND SALES EXPERIENCE.

         We have limited experience marketing or selling medical device products. To successfully market and sell the GlucoWatch-Registered Trademark- monitor or our other products under development, we must either develop a more extensive marketing and sales force or enter into arrangements with third parties to market and sell our products. We cannot assure you that we could successfully develop a more extensive marketing and sales force or that we could enter into acceptable marketing and sales agreements with third parties. If we maintain our own marketing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. If we enter into a marketing arrangement with a third party, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount.

         WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

         The design, development, manufacture and use of our products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that we will not be subject to product liability claims, that our current insurance would cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business, financial condition and results of operations could be materially and adversely affected.

         WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

         Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could adversely affect our business, financial condition and operating results.

         OUR STOCK PRICE IS VOLATILE.

         The trading price of our common stock substantially fluctuates in response to factors such as:

         - announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing;

         -    developments or disputes governing proprietary rights;

         - technological innovations or new commercial products, government regulatory action, and general conditions in the medical technology industry;

         -    changes in securities analysts' recommendations, or

         -    other events or factors, many of which are beyond our control.

         In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may adversely affect the market for our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

         WE DO NOT PAY DIVIDENDS.

         We have never declared or paid cash dividends on our common stock. Our current bank term loan precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                           PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

         The table below sets forth the following information:

         *    the name of each selling stockholder;

         *    the number of shares each selling stockholder beneficially owns;

         * the number of shares the selling stockholder may resell under this prospectus; and

         * the number of shares each selling stockholder would own, assuming that each selling stockholder sells all of the shares it may sell under this prospectus.

         Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders. Except as otherwise indicated, we believe that the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by them, subject to community property laws where applicable.

         The actual number of shares of common stock offered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares that may be issued or issuable:

         * upon exercise of the warrants or adjustment mechanisms in the warrants; or

         * by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933.

                                          Shares Beneficially           Shares Offered        Shares Beneficially
                                           Owned Prior to the              by this                Owned After
                                               Offering                   Prospectus              The Offering
                                               --------                   ----------              ------------
Conseco Direct Life
   Insurance Company..............          114,723                           20,900            93,823
The Gleneagles Fund Company.......          191,647                           35,268           156,379
Lancer Securities
   (Cayman) Limited...............          191,647                           35,268           156,379
Palladin Partners I, L.P..........          152,524                           27,431           125,093
Palladin Overseas Fund Limited....          114,723                           20,900            93,823
PGEP III, L.L.C...................          114,723                           20,900            93,823
Halifax Fund, L.P.................         1,263,273                         231,201         1,032,072

         The shares being sold by the selling stockholders were issued in connection with the exercise of warrants and conversion of convertible debentures sold to the selling stockholders pursuant to a Convertible Debenture and Warrant Purchase Agreement, dated as of June 29, 1999. In accordance with registration rights granted to the selling stockholders, Cygnus has filed with the SEC, under the Securities Act, a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market, in privately-negotiated transactions or otherwise, and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep such Registration Statement effective until the shares are no longer required to be registered for the sale thereof by the selling stockholders.

                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell all or a portion of the shares:

         - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

         -    in privately negotiated transactions or otherwise;

         -    at fixed prices that may be changed;

         -    at market prices prevailing at the time of sale; or

         -    at prices related to such market prices or at negotiated prices.

         The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

         - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         -    purchases by a broker or dealer as principal;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -    privately negotiated transactions;

         -    short sales; and

         -    a combination of any of the above methods of sale.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for selling stockholders, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to selling stockholders. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If the selling stockholders engage in such transactions, the price of our common stock may be affected. Under the Convertible Debenture and Warrant Purchase Agreement, the selling stockholders may not make any sales with the intention of reducing the price of our common stock. From time to time the selling stockholders may pledge their shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time.

         The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person which may affect the marketability of the shares. The selling stockholders also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

         We are required to pay certain fees and expenses incident to the registration of the shares.

         We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

         We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements (and schedules) included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedules) are incorporated by reference in reliance upon Ernst & Young's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Cygnus and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

         THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT IT CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CYGNUS TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

         The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1998;

2. Quarterly Reports on Form 10-Q filed by Cygnus for the fiscal quarters ended March 31, 1999 (Amendment No. 2), June 30, 1999 and September 30, 1999;

3. Current Reports on Form 8-K dated June 7, 1999, July 2, 1999, July 20, 1999, July 28, 1999 , October 20, 1999, November 4, 1999 and November 22, 1999;

4. The description of common stock contained in Cygnus' registration statement on Form 8-A; and

5. The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed December 14, 1988.

         YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

         CYGNUS, INC.
         400 PENOBSCOT DRIVE
         REDWOOD CITY, CALIFORNIA 94063
         ATTENTION:  CORPORATE COMMUNICATIONS
         TELEPHONE REQUESTS MAY BE DIRECTED TO:  (650) 369-4300
         FACSIMILE REQUESTS MAY BE DIRECTED TO (650) 599-2503

                              ---------------------

                                 391,868 Shares

                                  CYGNUS, INC.

                                  Common Stock
                              ---------------------



                                TABLE OF CONTENTS


                                                                                          PAGE
Forward-Looking Statements ................................................................2
The Company................................................................................3
Our Product Portfolio......................................................................6
Risk Factors...............................................................................7
     We have incurred substantial losses and anticipate continuing losses..................7
     We may need additional financing and it may not be available..........................7
     We depend on licensees, distributors and collaborative arrangements...................8
     We depend on licensed patent applications and proprietary technology..................9
     We are highly leveraged and may be unable to service our debt.........................9
     We have limited marketing and sales experience........................................10
     We may be subject to product liability claims.........................................10
     We may not be able to retain or hire key personnel....................................10
     Our stock price is volatile...........................................................10
     We do not pay dividends...............................................................11
Proceeds from the Offering.................................................................11
Selling Stockholders.......................................................................12
Plan of Distribution.......................................................................13
Legal Matters..............................................................................14
Experts....................................................................................14
Where You Can Find More Information........................................................14
Important Information Incorporated by Reference............................................15






                                   Prospectus

                                December __, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Commission registration fee.

                                                                                        Amount
                                                                                        ------
           SEC registration fee............................................          $    976.34

           Accounting fees and expenses....................................          $  5,000.00

           Legal fees and expenses.........................................          $  3,000.00

           Miscellaneous fees and expenses.................................           $17,500.00

           Total    .......................................................           $26,476.34

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification by the Registrant of all persons the Registrant may indemnify under Section 145 to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation further provides that the liability of its directors is eliminated to the fullest extent permitted by the Delaware General Corporation Law. These provisions in the Certificate of Incorporation do not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with all of its officers and directors.

ITEM 16. EXHIBITS


  EXHIBIT
  NUMBER  DESCRIPTION OF DOCUMENT
  ------- -----------------------
     4.1  Specimen of Common Stock certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement
          Form S-1 No. 33-38363.

     4.2 Convertible Debenture and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.41 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.

                                       II-1

     4.3  Registration Rights Agreement, incorporated by reference to Exhibit
          4.12 of the Registrant's Quarterly Report Form 10-Q filed on August
          16, 1999.

     4.5 Form of 8.5% Convertible Debenture due 2001, incorporated by reference to Exhibit 10.42 of the Registrant's Quarterly Report Form 10-Q filed on August 16, 1999.

     4.6  Form of Common Stock Purchase Warrant, incorporated by reference to
          Exhibit 10.43 of the Registrant's Quarterly Report Form 10-Q filed on
          August 16, 1999.

     5.1  Opinion of Pillsbury Madison & Sutro LLP.

     23.1 Consent of Ernst & Young LLP, Independent Auditors.

     23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

     24.1 Power of Attorney (see page II-2).

ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on December 2, 1999.

                     CYGNUS, INC.


                     By     /s/ JOHN C. HODGMAN
                            -----------------------------------------------
                            John C. Hodgman
                            Chairman, President and Chief Executive Officer



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Hodgman as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   Name                                        Title                               Date
                   ----                                        -----                               ----
        /s/ JOHN C. HODGMAN                   Chairman of the Board of Directors,            December 1, 1999
------------------------------------          President, and Chief Executive Officer
         John C. Hodgman                      (Principal Executive Officer)

       /s/ CRAIG W. CARLSON                   Chief Financial Officer and Senior             December 1, 1999
------------------------------------          Vice President, Finance (Principal
         Craig W. Carlson                     Accounting Officer)

         /s/ FRANK T. CARY                    Director                                       December 1, 1999
------------------------------------
         Frank T. Cary

        /s/ GARY W. CLEARY                    Director; Chairman Emeritus of the             December 1, 1999
------------------------------------          Board of Directors
         Gary W. Cleary, Ph.D.

        /s/ ANDRE F. MARION                   Vice Chairman of the Board of Directors        December 1, 1999
------------------------------------
         Andre F. Marion

                                       II-4

                   Name                                        Title                               Date
                   ----                                        -----                               ----
       /s/ RICHARD G. ROGERS                  Director                                       December 1, 1999
------------------------------------
         Richard G. Rogers

       /s/ WALTER B. WRISTON                  Director                                       December 1, 1999
------------------------------------
         Walter B. Wriston

                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER          DESCRIPTION OF DOCUMENT
     -------         -----------------------
       5.1           Opinion of Pillsbury Madison & Sutro LLP.

       23.1          Consent of Ernst & Young LLP, Independent Auditors.

       23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

       24.1          Power of Attorney (see page II-2).